SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004
or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

COMMISSION FILE NUMBER 0-6159

A.	Full title of the plan and address, if different from that of the issuer named below:

REGIONS FINANCIAL CORPORATION
SUPPLEMENTAL 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGIONS FINANCIAL CORPORATION
P.0. BOX 10247
BIRMINGHAM, ALABAMA 35202

Regions Financial Corporation Supplemental 401(k) Plan

Audited Financial Statements

As of December 31, 2004 and 2003 and for each of the three years in the Period ended
December 31, 2004

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements
Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SIGNATURES	12

Exhibits	13

Report of Independent Registered Public Accounting Firm

The Nominating and Corporate Governance Committee
Regions Financial Corporation Supplemental 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Regions Financial Corporation Supplemental 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principle.

/s/ Ernst & Young LLP

Birmingham, Alabama
June 23, 2005

Regions Financial Corporation Supplemental 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003

Assets

Contribution receivable-employer	$ 234,990	$ 1,778,384
Receivable from Plan Sponsor, at fair value	26,045,436	16,633,793

Net assets available for benefits	$26,280,426	$18,412,177

See accompanying notes.

Regions Financial Corporation Supplemental 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,

	2004	2003	2002

Additions:
Contributions from employer	$ 1,200,197	$ 2,386,908	$ 3,258,135
Contributions from participants	6,415,595	3,573,039	3,458,195
Increase in fair value of receivable from Plan Sponsor	1,985,816	1,091,892	-
Transfers from affiliate plan	-	3,111,347	-

	9,601,608	10,163,186	6,716,330

Deductions:
Distributions to participants	1,733,359	745,090	233,101
Decrease in fair value of receivable from Plan Sponsor	-	-	18,007

	7,868,249	9,418,096	6,465,222

Net assets available for benefits at beginning of year	18,412,177	8,994,081	2,528,859

Net assets available for benefits at end of year	$ 26,280,426	$ 18,412,177	$ 8,994,081

See accompanying notes.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements

December 31, 2004

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of Regions Financial Corporation Supplemental 401(k) Plan (the Plan) have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Description for a more complete description of the Plan's provisions.

General

The Plan which commenced on January 1, 2001, is a non-qualified deferred compensation plan and was established by Regions Financial Corporation (Plan Sponsor or the Company) for the purpose of providing supplemental deferred compensation opportunities for a select group of its highly compensated or management employees. The Plan at all times shall be entirely unfunded and no provision shall at any time be made with respect to segregating any assets of the Company for payment of any benefits. Funds invested to provide benefit under the Plan are protected through a Rabbi Trust and shall continue for all purposes to be part of the general assets of the Company. No participant, beneficiary or any other person shall have any interest in any particular assets of the Company by reason of the right to receive a benefit under the Plan and to the extent the participant, beneficiary or any other person acquires a right to receive benefits under the Plan, such right shall be no greater than the right of any unsecured creditor of the Company. The Company does not guarantee that any funds in a trust or assets of the Company will be sufficient to pay any benefits of the Plan.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Eligibility

Employees participate in the Plan by making an irrevocable election at the beginning of each plan year. The election shall be effective for succeeding plan years until the election is revoked by the participant.

Contributions and Benefits

Benefits under the Plan are based on amounts credited to each participant's account. The credits to a participant's account is the aggregate amount of salary deferrals and profit sharing bonus deferrals which would have been deferred under the Company's qualified 401(k) Plan but for limitations imposed by the Internal Revenue Code, plus credited matching contributions and credited earnings thereon.

The matching contribution shall be credited to Regions Financial Corporation common stock until the date at which the Participant is eligible for diversification under the Company's qualified 401(k) Plan.

Vesting

All benefits are vested at all times except for amounts credited as matching contributions which vest upon completion of 3 years of service as defined in the Plan. Forfeited matching contributions will be the property of the Company and will remain as general assets of the Company.

Payment of Benefits

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a 10-year period. Plan provisions exist for accelerated vesting and distribution rights due to a change of control as per the terms of the plan document.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time. Upon termination of the Plan, the deferred compensation credited to the accounts of the participants shall be distributed to the participants and their beneficiaries at such time or times and in such manner as determined by the Company.

3. Receivable from Plan Sponsor

A Receivable from Plan Sponsor is included in plan assets for the fair value of assets held by the Company in a Rabbi Trust (the Trust) by Regions Morgan Keegan (RMK) Trust (the trustee), an affiliate of the Company, which has been established to provide benefits under the Plan. The assets of the Trust consist of cash, interest and dividends receivable, mutual fund investments, and stock of the Plan Sponsor. Participants can direct how their contributions are invested within the Trust. However, the specific investments described below are not assets of the Plan itself, but rather of the Trust. The following information on assets held by the Trust is presented for informational purposes.

The mutual fund securities held by the Trust are stated at aggregate fair value. Securities, which are traded on a national securities exchange, are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market are valued at the average of last reported bid and ask prices and listed securities for which no sale was reported on that date are valued at last reported sales price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

3. Receivable from Plan Sponsor (continued)

Assets held by the Trust include the following:

	December 31,
	2004	2003

Cash	$ 12	$ -
Interest and dividend income receivable	20,695	6,850

Mutual Funds:
RMK (Regions Morgan Keegan) Select Balanced Fund	1,152,382	740,278
RMK Select Ltd. Maturity Government Fund	653,119	460,620
RMK Select Growth Fund	2,165,109	1,704,700
RMK Select Value Fund	1,198,276	719,789
RMK Select Fixed Income Fund	696,246	349,584
RMK Select Mid Cap Growth Fund	2,759,719	1,938,280
RMK Select Mid Cap Value Fund	483,576	161,401
RMK Select High Income Fund	762,454	269,389
RMK Select Intermediate Bond Fund	331,316	131,218
AIM Small Cap Growth Fund	822,231	296,511
Federated International Max Cap Growth Fund	588,726	284,884
Fidelity Adv Divers International Fund	1,452,520	360,700
RMK Select Treasury Fund	6,724,373	4,601,263

Regions Financial Stock Fund	6,234,682	4,608,326

	$26,045,436	$16,633,793

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

3. Receivable from Plan Sponsor (continued)

The increase in fair value of receivable from Plan Sponsor includes dividend and interest income of $287,419, $127,508 and $55,628 for 2004, 2003 and 2002, respectively, and appreciation (depreciation) of investments held by the Trust as outlined in the table below. The investments held by the Trust (including investments purchased, sold and held during the year) appreciated/depreciated in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation) in Fair Value During
	2003	2003	2002

RMK Select Balanced Fund	$ 6,931	$ 70,357	$ (26,797)
RMK Select Ltd. Maturity Government Fund	(20,013)	(6,619)	2,167
RMK Select Growth Fund	8,402	(118,977)	(44,048)
RMK Select Value Fund	77,935	76,859	(43,302)
RMK Select Fixed Income Fund	(18,212)	(5,165)	8,233
RMK Select Mid Cap Growth Fund (a)	207,314	361,964	(79,007)
RMK Select Mid Cap Value Fund (b)	88,783	28,770	-
RMK Select High Income Fund	19,389	5,531	-
RMK Select Intermediate Bond Fund	(2,315)	(1,963)	-
Regions Financial Stock Fund	1,083,698	419,494	134,986
AIM Small Cap Growth Fund	47,419	36,661	(558)
Federated International Equity Fund	-	32,797	(24,851)
Federated International Max Cap Growth Fund	35,641	39,561	(458)
Fidelity Adv Divers International Fund	163,425	25,114	-

	$1,698,397	$ 964,384	$ (73,635)

  Formerly RMK Select Aggressive Growth Fund
  Formerly RMK Select Strategic Equity Fund

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

3. Receivable from Plan Sponsor (continued)

The fair value of individual investments held by the Trust that represent 5% or more of the net assets of the Plan are as follows:
	December 31,
	2004	2003

RMK Select Growth Fund	$2,165,109	$1,704,700
RMK Select Mid Cap Growth Fund	2,759,719	1,938,280
RMK Select Treasury Money Market Fund	6,724,373	4,601,263
Regions Financial Stock Fund Participant-Directed	2,448,942	1,673,178
Regions Financial Stock Fund Nonparticipant-Directed	3,785,740	2,935,148
Fidelity Adv Divers International Fund	1,452,520	(a)

  Less than 5%

Information about the Regions Financial Stock Fund net assets held by the Trust is as follows:

	December 31,
	2004	2003

Investments, at fair value as determined by
quoted market prices:
Regions Financial Stock Fund Participant-Directed	$2,448,942	$1,673,178
Regions Financial Stock Fund Nonparticipant-Directed	3,785,740	2,935,148

	$6,234,682	$4,608,326

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

3. Receivable from Plan Sponsor (continued)

Significant components of changes in net assets for both the participant-directed and nonparticipant-directed components of the Regions Financial Stock Fund are presented below.

	Year Ended December 31,

	2004	2003	2002

Change in net assets:
Additions:
Contributions	$ 2,044,848	$ 1,465,041	$ 1,664,411
Transfer from affiliate plan	-	1,452,285	-
Net appreciation in fair value of investments	1,083,698	419,494	134,986

	3,128,546	3,336,820	1,799,397
Deductions:
Distributions and intra-fund transfers	1,293,313	824,598	440,026
Transfers to participant-directed investments	208,877	105,977	56,761

Net increase	$ 1,626,356	$ 2,406,245	$ 1,302,610

4. Income Tax Status

The Plan is a non-qualified plan that does not qualify for all special tax treatment afforded to deferred compensation plans that meet qualification requirements contained in section 401(a) of the Internal Revenue Code. The Plan has been structured as a top hat plan and assets equal to the fair value of the Receivable from Plan Sponsor are held in a Rabbi Trust.

5. Transactions with Parties-In-Interest

During the year ended December 31, 2004, substantially all investment transactions held in the Rabbi Trust were with investment funds managed by Regions Morgan Keegan Trust and are therefore related party transactions.

All expenses incurred in the administration of the Plan including trustee fees, legal and accounting fees, are paid directly by Regions Financial Corporation and affiliates (the Company).

A Receivable from Plan Sponsor is included in Plan assets as of December 31, 2004, in the amount of $26,045,436, which represents the value of benefits due to the participants in the Plan.

Regions Financial Corporation Supplemental 401(k) Plan

Notes to Financial Statements (continued)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

EMPLOYEES' SUPPLEMENTAL 401(k) PLAN
REGIONS FINANCIAL CORPORATION

Date: June 28, 2005

By: /s/ John M. Daniel

John M. Daniel
Executive Vice President--Human Resources
Regions Financial Corporation

EXHIBIT INDEX
Exhibit No.	Description

(23)	Independent Registered Public Accounting Firm's Consent